SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2016

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXHIBITS

Exhibit Number		Page

1.1	2015 Announcement of Annual Results, dated March 17, 2016	A-1

2.1	Announcement in Relation to the Closure of Register of Members and the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of the Proposed 2015 Final Dividend, dated March 17, 2016	B-1

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	the Company’s business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;

•	the Company’s operations and prospects;

•	the Company’s network expansion and capital expenditure plans;

•	the expected impact of any acquisitions or other strategic transactions;

•	the Company’s provision of services, including fourth generation, or 4G, services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies and other technologies and related applications;

•	the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support the Company’s provision of services based on 4G and future generations of mobile technologies;

•	the expected benefit from the Company’s investment in and its lease arrangements with China Tower Corporation Limited;

•	the expected benefit from the Company’s acquisition and planned integration of China Mobile Tietong Company Limited;

•	the expected impact of the implementation in China of value-added tax on the Company’s business, financial condition and results of operations;

•	the expected impact of tariff changes on the Company’s business, financial condition and results of operations;

•	the expected impact of new service offerings on the Company’s business, financial condition and results of operations; and

•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “target”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond the Company’s control. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: March 18, 2016	By:	/s/ Li Yue
Name: Li Yue
Title: Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

2015 ANNOUNCEMENT OF ANNUAL RESULTS

•	Operating revenue was RMB668.3 billion, up by 2.6%; of which, revenue from telecommunications services was RMB584.1 billion, down by 1.3%

•	EBITDA[1] was RMB240.0 billion, down by 0.7%

•	Profit attributable to equity shareholders was RMB108.5 billion, down by 0.6%

•	Total mobile customers was 826 million, up by 2.4%

•	Proposed final dividend of HK$1.196 per share, together with an interim dividend of HK$1.525 per share already paid, total dividend for 2015 amounting to HK$2.721 per share, representing a dividend payout ratio of 43%

CHAIRMAN’S STATEMENT

Dear Shareholders,

2015 was a crucial year for China Mobile’s transformation. Despite increasing competition in the telecommunications industry, a continued disturbance to the traditional communications landscape by the Internet and changing regulatory policies, China Mobile seized opportunities in the 4G sector. As the first mover in providing 4G services, we continued to lead innovative business layouts and developments and to focus our efforts on transformation and management efficiency. As a result, China Mobile has solidified its position as a leading 4G services provider. We are an industry leader in revenue growth, and we have continuously strengthened our competitive position in the marketplace and have laid a solid foundation for sustainable future development.

[1]	The Company defines EBITDA as profit for the year before taxation, share of profit of investments accounted for using the equity method, finance costs, interest income, other gains, depreciation, amortization of other intangible assets, impairment loss of goodwill and gain on the transfer of Tower Assets.

2015 Performance

Benefiting from the rapid development of data traffic business driven by the extension of 4G adoption, China Mobile’s dependency on traditional services as a source of revenue growth has decreased. Our operating revenue in 2015 was RMB668.3 billion, up by an industry-leading 2.6% compared to the previous year. For the first time, our revenue from data services exceeded our revenue from voice services, accounting for 52.0% of revenue from telecommunications services.

China Mobile again demonstrated industry leading profitability. The margin of profit attributable to equity shareholders was 16.2%, profit attributable to equity shareholders was RMB108.5 billion and EPS was RMB5.30.

For the financial year ended 31 December 2015, the Board recommends payment of a final dividend of HK$1.196 per share. Together with the interim dividend of HK$1.525 per share paid earlier, this amounts to an aggregate dividend payment of HK$2.721 per share for the full financial year of 2015.

In considering China Mobile’s financial situation, capability to generate cash flow and future development needs, the Company’s planned dividend payout ratio for the full financial year of 2016 will be 43%.

The Board remains confident that our Company’s leading position in profitability and proven track record in generating healthy cash flow will propel China Mobile’s future development and bring favorable returns for our shareholders.

4G Development

In 2015, our Company exerted great effort in all aspects of 4G development and achieved remarkable results.

Our Company has established the world’s largest 4G network with superior quality. Our 4G network has approximately 1.1 million base stations. It realizes continuous coverage in all areas above rural towns level, as well as effective coverage of data hotspots in villages. In addition, we have almost realized full coverage of high speed railways, underground subways, and key scenic spots. Our 4G network provides coverage for over 1.2 billion people, and our average download speeds on urban roads exceed 37Mbps. The end-to-end customer experience has been further enhanced. China Mobile’s 4G customer Net Promoter Score leads the market.

Our Company also achieved record highs in customer development. We have already become the world’s largest 4G operator in terms of customer base. Within this year, we had a net addition of over 200 million 4G customers, bringing our total 4G customer base to over 300 million. DOU of 4G customers was 2.2 times the DOU of our total mobile customer base, which demonstrated strong driving force from 4G.

We have launched 4G international roaming services in 114 countries and regions, an increase of 61% compared with the previous year. We have also increased our collaboration with organizations including GTI2 to build a global TD-LTE eco-system. So far, 43 countries and regions have launched 76 TD-LTE commercial networks.

Strategic Transformation

In recent years, due to the downward trend in traditional voice services and SMS, our Company has attached high importance to, and actively explored strategic transformation, which have now achieved some initial success.

We have already achieved tangible results in our transformation from a voice-centric operation to a data-centric operation, as we have seen that data traffic has become the primary driver for revenue growth. In 2015, our mobile data traffic increased 143.7% compared to the previous year; DOU increased 118.5%; and our revenue from wireless data traffic increased 30.5%, reaching a total of RMB200.9 billion.

Our corporate customer base and market share steadily increased this year as well. In 2015, we targeted industry sectors such as government, medical, transportation, logistics and education. We worked hard to promote key business and information solutions into these target areas, a strategy which achieved favorable results. Our revenue growth rate from corporate telecommunications and informatization services was higher than the industry average and its revenue market share has reached nearly one third.

Moreover, across the telecommunications industry we have spearheaded the exploration and deployment in digital services. According to specialization as the Internet industry’s practice, we have established various professional companies, including MIGU, CM Internet, CM M2M, Virtue Intelligent Network, all of which focus on digital content, mobile Internet, Internet of Things, Internet of Vehicles and other digital services. Furthermore, through the establishment of a fund to invest in a range of industries along the value chain, China Mobile has not only invested in a diversified collection of ideas but has also collaborated with these innovative companies to establish integrated operating platforms. But this is an area that we believe to be in its infancy and there is much more that we can achieve by going deeper into digital services. As such, we need to explore new operating models for China Mobile in order to achieve further market-orientated mechanism and to cultivate ongoing innovation to solidify our position in this competitive digital landscape.

In order to increase the efficiency of our management processes, we promoted centralized management in areas such as sales and marketing, network maintenance, IT support, logistics, finance and human resources. This move promotes resources sharing and allows us to benefit more from the economies of scale. We have also implemented effective cost-control measures to cut costs and boost efficiency, which have allowed us to maintain our favorable profitability.

We have achieved initial success in our strategic transformation and established a foundation for sustainable development, but at the same time, we are fully aware that our Company has areas for improvement in applications and information services. In order to achieve progress and success, we need to maximize opportunities in new technologies and services such as big data, cloud computing and the Internet of Things, and in doing so our capabilities and services can be enhanced. This is not an easy task and calls for persistence and endeavour.

[2]	Global TD-LTE Initiative

Investment and Acquisition

Our Company’s acquisition of assets and businesses from TieTong3 enabled us to obtain a wireline broadband license and accelerated the implementation of our full-service strategy. First, by rapidly expanding wireline broadband for household use, we can benefit from the growth in digitally enabled families. Secondly, by providing the integration of wireline and mobile services, we can improve our customer retention and reduce our churn rate. Finally, this acquisition can create synergy in increasing our network capabilities, coverage and efficiency. Through joint development with TieTong in recent years, our total number of wireline broadband customers exceeded 55 million.

For the agreement with China Tower4, our Company has already completed the transfer of existing towers at a fairly negotiated price. Currently, we hold 38% of the outstanding shares of China Tower and the one-off gain from the transfer improved our net profit by RMB10.1 billion for 2015. Through the centralized construction and maintenance of towers and related assets by China Tower, our Company will benefit from not only from a faster development of enhanced network coverage capabilities but also save on capital expenditure. As we continue in our close collaboration, a greater number of shared towers will further reduce our operating cost.

Regulatory Policies

The Chinese government has promoted the cyberpower strategy, instituted the “Internet+” action plan and propelled the supply-side structural reform, and as such, has created new opportunities for business growth.

In response to the needs of our community and the government’s emphasis on “speed upgrade & tariff reduction”, China Mobile has introduced more than ten policies, including one that permits customers to carry over unused data to the next month. We listened to community opinions and implemented transparent and effective measures, and as a result, our handset data tariff was decreased by 43%, which in turn, stimulated increased data usage. The consequences of this were a positive uptick in revenues while maintaining customer satisfaction.

We anticipate that future regulatory policies will encourage the construction of information network infrastructure and increase consumption of information services. Any future policies aimed at increasing network speeds, decreasing network tariff, and providing better information services to meet societal needs will create some pressure on our current operations capabilities and will need developments for which we will need to be prepared.

We are fully aware of the increasing investor concern with regulatory developments. Nonetheless, we will actively communicate with the relevant regulators to ensure that we represent different perspectives and interests as well as meeting their expectations.

[3]	China TieTong Telecommunications Corporation
[4]	China Tower Corporation Limited

Corporate Governance

We have imposed high standards of corporate governance on ourselves, particularly around the areas of integrity, transparency, openness and efficiency, and we meticulously follow the requirements of the Listing Rules. We will continue our focus on optimizing our risk management and internal control systems, which permit us to quickly respond to potential risks and manage against them. In 2015, the Company strengthened monitoring on procurement, project investment and business collaboration. We have also conducted a special audit of our key procedures and IT systems. We believe that by regularly reviewing and developing our internal management procedures and mechanism, we can maintain quality operations.

Corporate Social Responsibility and Corporate Recognition

We place great emphasis on the corporate social responsibility of China Mobile, and carefully consider the needs of the wider community that we serve.

For many years, although we have focused on economic development, we have never neglected our civic duty to raise environmental awareness and promote greener practices, from recycling to low carbon emissions. In fact, we are entering the ninth year of our “Green Action Plan” in a bid to reduce energy consumption and emissions. Finally, in 2015, the overall energy consumption per unit of information flow decreased 17.5% from the previous year.

Through our China Mobile Charity Foundation, we continue to provide medical assistance to disadvantaged groups. By the end of 2015, we had sponsored surgeries for 2,744 children with congenital heart disease. In another of our chosen causes, we have focused on narrowing the digital divide by improving telecommunications and internet services in villages and remote areas.

In response to a growing phenomenon, we have implemented policies and procedures that target and reduce phishing and spam SMS to strictly protect customer privacy, combat spam and improper messages. In 2015 alone, we reduced spam SMS complaints by 29.4%.

We have established a widely-recognized and industry leading brand. In 2015, we were ranked number one by Forbes Magazine in “2015 The World’s Largest Telecom Companies”, and for the eighth year in a row, we were selected for inclusion in the Dow Jones Sustainability Index for our noteworthy developments. In addition, we were ranked 11th by the Financial Times in its “FT Global 500”.

In 2015, Moody’s and Standard & Poor’s continued to maintain our corporate credit ratings at the same level as that awarded to China’s sovereign ratings.

Future Outlook

A holistic understanding of the economy coupled with a long-term vision are the keys to success in today’s telecommunications industry. As the Chinese economy enters its next stage and the telecommunications landscape undergoes new changes, we are faced with a new range of opportunities and challenges.

On one hand, China Mobile is well-positioned to take advantage of the Chinese government’s promotion of the cyberpower strategy, implementation of the “Internet+” action plan, and expansion in information services consumption as the key focus of supply-side structural reforms. On the other hand, the increasing penetration of internet companies into ICT landscape, the intensifying substitution by OTT and other new technologies along with the unpredictability of the regulatory policies have posed new tests for all industry participants.

We need to rapidly adapt to these economic changes in order to effectively compete. China Mobile will seize the opportunities with the emergence of Internet of Everything, and develop a new generation of information network infrastructure. We will move forward to expand connection scale, provide premium services and applications.

4G expansion is the focal point for 2016. On this front, we will adhere to the principle of exploring new markets and striving for excellence. Leveraging our 4G advantages, we will continue to improve network quality, accelerate the migration of 2G/3G customers to 4G and enhance customer value.

Our data business has become our main revenue driver reflecting the changes in user habits and will serve as the foundation for future growth and expansion. But we need to be smart about how we capture the opportunity of 4G, as reducing tariffs and boosting usage are not just about revenue increases but need to be tied to efficiency improvements.

We will continue to expand our corporate customer base and increase revenue scope. We will continue to seize opportunities in “Internet+”, and target government, medical, transportation, logistics and education sectors, with tailored information technology products and services.

Providing high quality broadband services, developing smart cities and increasing smart home capabilities are the aims of the Chinese government’s Broadband China policy. To support this policy goal, we will emphasize integrated development of wireline and mobile with a range of connected actions, and adhere to the principle of high-standard, high-quality and high-value to develop wireline broadband services. We will optimize our investment in wireline broadband by providing products featuring high connection speed, premium quality and brand. We will maintain steady growth in our revenue from our wireline broadband services.

Looking ahead, our strategy will focus on expanding digital services and leading technological innovations. We plan to increase investment in technological innovation, establish new businesses and develop new business models, including strengthening the content media business and expanding smart technology and applications for some key industries.

We see huge growth potential in the Internet of Everything. In the next five years, connectivity in China is expected to exceed ten billion, creating a business of over one trillion yuan. China Mobile provides connectivity to a one-billion-customer base and will continue to build through this solid foundation to establish an open platform for Internet of Everything that enables us to reach the ten-billion scale in terms of connection support in the future to link people and things and between things everywhere.

The management and I at this point want to extend the call for action to act on the future vision for China Mobile. Our commitment to this is that we will create a platform in the Company that will support our five areas of development: momentum in innovation, new company values, increased operational synergies, fresh impetus around company reforms and a new collective future. All of us sharing in this initiative and direction will ensure that we smoothly implement any needed reforms and find success.

Acknowledgment

On behalf of the Board, I would like to express our gratitude to my predecessor, Mr. Xi Guohua, for his invaluable contribution to the Company. Mr. Xi has steered China Mobile through the difficult 3G era and spearheaded the Company to be the leading 4G service provider in the Mainland, which brought China Mobile to where it is today.

The success China Mobile achieved now and future is attributable to the continued support of its customers and shareholders, the dedication of its employees, the trust bestowed upon China Mobile by regulatory agencies and the faith in China Mobile by the wider community. I represent the Board in thanking everyone for their contributions in making China Mobile a success. As I touched on above, these might not be easy times, but with continuing efforts from all our employees, I know that China Mobile will continue to reach new heights to benefit not only its shareholders but also the community at large.

Shang Bing

Chairman

17 March 2016, Hong Kong

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2015.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2015

(Expressed in Renminbi (“RMB”))

		2015	2014
			As restated
			(Note 1)
	Note	Million	Million
Operating revenue	4
Revenue from telecommunications services		584,089	591,602
Revenue from sales of products and others		84,246	59,907

		668,335	651,509

Operating expenses
Leased lines and network assets		20,668	15,843
Interconnection		21,668	23,502
Depreciation		136,832	122,805
Employee benefit and related expenses	5	74,805	70,385
Selling expenses		59,850	75,655
Cost of products sold		89,297	74,495
Other operating expenses	6	162,293	151,504

		565,413	534,189

Profit from operations		102,922	117,320
Gain on the transfer of Tower Assets		15,525	—
Other gains		1,800	1,171
Interest income		15,852	16,270
Finance costs		(455)	(487)
Share of profit of investments accounted for using the equity method		8,090	8,248

Profit before taxation		143,734	142,522
Taxation	7	(35,079)	(33,179)

PROFIT FOR THE YEAR		108,655	109,343
Other comprehensive income/(loss) for the year that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of overseas entities		603	(169)
Share of other comprehensive income of associates		901	1,224

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,159	110,398

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the year ended 31 December 2015

(Expressed in RMB)

		2015	2014
			As restated
			(Note 1)
	Note	Million	Million
Profit attributable to:
Equity shareholders of the Company		108,539	109,218
Non-controlling interests		116	125

PROFIT FOR THE YEAR		108,655	109,343

Total comprehensive income attributable to:
Equity shareholders of the Company		110,043	110,273
Non-controlling interests		116	125

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		110,159	110,398

Earnings per share – Basic	8(a)	RMB5.30	RMB5.38

Earnings per share – Diluted	8(b)	RMB5.30	RMB5.35

EBITDA (RMB million)		240,028	241,831

Details of dividends to the equity shareholders of the Company are set out in note 9.

CONSOLIDATED BALANCE SHEET

as at 31 December 2015

(Expressed in RMB)

		As at	As at
		31 December	31 December
		2015	2014
			As restated
			(Note 1)
	Note	Million	Million
Assets
Non-current assets
Property, plant and equipment		585,631	605,023
Construction in progress		88,012	95,110
Land lease prepayments and others		26,773	24,883
Goodwill		35,343	35,343
Other intangible assets		768	787
Investments accounted for using the equity method		115,933	70,451
Deferred tax assets		25,423	20,654
Proceeds receivable for the transfer of Tower Assets		56,737	—
Restricted bank deposits		4,575	8,731
Other financial assets		3	128

		939,198	861,110

Current assets
Inventories		9,994	9,292
Accounts receivable	10	17,743	16,715
Other receivables		26,186	14,567
Prepayments and other current assets		11,427	15,482
Amount due from ultimate holding company		247	112
Tax recoverable		746	702
Available-for-sale financial assets		19,167	2,000
Restricted bank deposits		15	736
Bank deposits		323,330	353,507
Cash and cash equivalents		79,842	73,812

		488,697	486,925

Total assets		1,427,895	1,348,035

CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 31 December 2015

(Expressed in RMB)

		As at	As at
		31 December	31 December
		2015	2014
			As restated
			(Note 1)
	Note	Million	Million
Equity and liabilities
Liabilities
Current liabilities
Interest-bearing borrowings		—	1,000
Accounts payable	11	243,579	227,577
Bills payable		645	674
Deferred revenue		78,100	63,916
Accrued expenses and other payables		163,404	138,706
Amount due to ultimate holding company		7,276	14,519
Obligations under finance leases		—	68
Current taxation		8,034	6,032

		501,038	452,492

Non-current liabilities
Interest-bearing borrowings – non-current		4,995	4,992
Deferred revenue – non-current		1,291	1,470
Deferred tax liabilities		203	98

		6,489	6,560

Total liabilities		507,527	459,052

Equity
Share capital		402,130	400,737
Reserves		515,206	486,179

Total equity attributable to equity shareholders of the Company		917,336	886,916
Non-controlling interests		3,032	2,067

Total equity		920,368	888,983

Total equity and liabilities		1,427,895	1,348,035

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of preparation

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), are consistent with IFRSs as it relates to the Group’s financial statements. These financial statements also comply with HKFRSs and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation during the financial year. Except for the changes made to the presentation and disclosures of certain information in the consolidated financial statements, the adoption of the new Hong Kong Companies Ordinance did not have any significant impact on the consolidated financial statements.

The financial information relating to the years ended 31 December 2015 and 2014 included in this preliminary announcement of annual results 2015 do not constitute the Company’s statutory annual consolidated financial statements for those years but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the new Hong Kong Companies Ordinance is as follows:

The Company has delivered the financial statements for the year ended 31 December 2014 to the Registrar of Companies as required by section 109(3) of the predecessor Hong Kong Companies Ordinance (Cap. 32). The Company will deliver the financial statements for the year ended 31 December 2015 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the new Hong Kong Companies Ordinance in due course.

The Company’s auditor has reported on the financial statements of the Group for both years. The auditor’s reports were unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the new Hong Kong Companies Ordinance.

On 27 November 2015, China Mobile TieTong Company Limited (“CM TieTong”), a wholly-owned subsidiary of the Company, entered into an acquisition agreement with China Tietong Telecommunications Corporation (“TieTong”), a wholly-owned subsidiary of China Mobile Communications Corporation, under which CM TieTong has agreed to acquire, and TieTong has agreed to sell, certain assets, businesses and related liabilities as well as its related employees in relation to the fixed-line telecommunications operations (“Target Assets and Businesses”). The final consideration for the acquisition of the Target Assets and Businesses based on the acquisition agreement was RMB31,967,000,000. The acquisition was completed on 31 December 2015 (“Completion Date”).

The acquisition of the Target Assets and Businesses was considered as a business combination under common control as CM TieTong and the Target Assets and Businesses are both ultimately controlled by China Mobile Communications Corporation.

Under IFRSs and HKFRSs, the acquisition of the Target Assets and Businesses was accounted for using merger accounting in accordance with the Accounting Guideline 5 “Merger Accounting for Common Control Combinations” (“AG 5”) issued by the HKICPA. Accordingly, the acquired Target Assets and Businesses are stated at predecessor values, and were included in the consolidated financial statements from the beginning of the earliest period presented as if the Target Assets and Businesses acquired had always been part of the Group. As a result, the Group has restated the 2014 comparative amounts of the consolidated statement of comprehensive income by including the operating results of Target Assets and Businesses and eliminating its transactions with the Target Assets and Businesses, as if the acquisition had been completed on the earliest date of the periods being presented, i.e., 1 January 2014. The consolidated balance sheet of the Group as at 31 December 2014 was restated to include the assets and liabilities of Target Assets and Businesses.

2	Segment reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) in order to allocate resources and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the years presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

3	Changes in accounting policies

The Group has adopted certain new and amended IFRS/HKFRS effective for accounting period beginning on 1 January 2015. Details of the adoption are as follows:

–	Amendment to IAS/HKAS 19, “Employee Benefits”.

–	Amendments from Annual Improvements to IFRSs/HKFRSs 2010–2012 Cycle, on IFRS/HKFRS 8, “Operating Segments”, IAS/HKAS 16, “Property, Plant and Equipment”, IAS/HKAS 38, “Intangible Assets” and IAS/HKAS 24, “Related Party Disclosures”.

–	Amendments from Annual Improvements to IFRSs/HKFRSs 2011–2013 Cycle, on IFRS/HKFRS 3, “Business Combinations”, IFRS/HKFRS 13, “Fair Value Measurement” and IAS/HKAS 40, “Investment Property”.

The adoption of the above new and amended standards did not have material impact on the Group’s financial statements. The Group did not apply any other amendments, new standards or interpretation that is not yet effective for the current accounting year.

4	Operating revenue

	2015	2014
	Million	As restated Million
Revenue from telecommunications services
Voice services	261,896	313,476
Data services	303,425	258,462
Others	18,768	19,664

	584,089	591,602
Revenue from sales of products and others	84,246	59,907

	668,335	651,509

On 29 April 2014, a notification (the “Cai Shui [2014] No. 43”) was jointly issued by the Ministry of Finance and the State Administration of Taxation of the People’s Republic of China (“SAT”), and as approved by the State Council of the People’s Republic of China, the telecommunications industry would be included in the scope of the pilot program for the transformation from business tax to value-added tax (the “VAT Program”) from 1 June 2014. According to the Cai Shui [2014] No. 43, the value-added tax rates for the provision of basic telecommunications services and value-added telecommunications services are 11% and 6%, respectively. With the implementation of the VAT Program from 1 June 2014, the Group is not required to pay the business tax of 3% on the telecommunications services.

5	Employee benefit and related expenses

	2015	2014
	Million	As restated Million
Salaries, wages, labor service expenses and other benefits	67,622	64,715
Retirement costs: contributions to defined contribution retirement plans	7,183	5,670

	74,805	70,385

In accordance with requirements of reducing the proportion of labor sourced by third parties that provide services to the Group (“outsourcing labor”) among total labor under “Amendment to Labor Contract Law of the PRC” and its associated rules and regulations, the Group has made adjustment on the structure of employees and outsourcing labor. Such adjustment leads to the increase in number of employees and the decrease in number of outsourcing labor in 2015. In order to reasonably reflect the composition and fluctuation of employee benefit and related expenses, the Group presents employee benefit and related expenses by combining personnel expenses and labor service expenses, the latter of which was presented under other operating expenses prior to 2015. The comparative figures have been presented on the same basis.

6	Other operating expenses

	2015	2014
	Million	As restated Million
Maintenance	53,991	52,883
Impairment loss of doubtful accounts	4,839	5,536
Impairment loss of goodwill	—	1,594
Write-down of inventories	272	293
Amortization of other intangible assets	274	112
Operating lease charges	19,633	17,556
Gain on disposal of property, plant and equipment	(4)	(1)
Write-off and impairment of property, plant and equipment	7,614	2,383
Auditors’ remuneration	102	97
Others (note)	75,572	71,051

	162,293	151,504

Note:	Others consist of office expenses, utilities charges, travelling expenses, entertainment expenses, spectrum charges, consultancy and professional fees, consumables and supplies, and other miscellaneous expenses.

7	Taxation

Taxation in the consolidated statement of comprehensive income represents:

			2015	2014
				As restated
	Note		Million	Million
Current tax
Provision for Hong Kong profits tax on the estimated assessable profits for the year	(i	)	164	113
Provision for the PRC enterprise income tax on the estimated taxable profits for the year	(ii	)	39,588	36,204

			39,752	36,317
Deferred tax
Origination and reversal of temporary differences	(iii	)	(4,673)	(3,138)

			35,079	33,179

Note:

(i)	The provision for Hong Kong profits tax is calculated at 16.5% (2014: 16.5%) of the estimated assessable profits for the year ended 31 December 2015.
(ii)	The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (2014: 25%) on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the year ended 31 December 2015. Certain subsidiaries of the Company enjoy the preferential tax rate of 15% (2014: 15%).
(iii)	Deferred taxes of the Group are recognized based on tax rates that are expected to apply to the periods when the temporary differences are realized or settled.
(iv)	On 22 April 2009, SAT issued the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” (“2009 Notice”). The Company is qualified as a PRC offshore-registered resident enterprise for purposes of the 2009 Notice. In accordance with the 2009 Notice and the PRC enterprise income tax law, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

8	Earnings per share

(a)	Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,539,000,000 (2014: RMB109,218,000,000) and the weighted average number of 20,473,119,088 shares (2014: 20,293,253,516 shares) in issue during the year, calculated as follows:

Weighted average number of shares

	2015	2014
	Number	Number
	of shares	of shares
Issued shares as at 1 January	20,438,426,514	20,102,539,665
Effect of share options exercised	34,692,574	190,713,851

Weighted average number of shares in issue during the year	20,473,119,088	20,293,253,516

(b)	Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the profit attributable to equity shareholders of the Company of RMB108,539,000,000 (2014: RMB109,218,000,000) and the weighted average number of 20,479,705,763 shares (2014: 20,408,441,343 shares), calculated as follows:

Weighted average number of shares (diluted)

	2015	2014
	Number	Number
	of shares	of shares
Weighted average number of shares in issue during the year	20,473,119,088	20,293,253,516
Dilutive equivalent shares arising from share options	6,586,675	115,187,827

Weighted average number of shares (diluted) during the year	20,479,705,763	20,408,441,343

9	Dividends

Dividends attributable to the year:

	2015	2014
	Million	Million
Ordinary interim dividend declared and paid of HK$1.525 (equivalent to approximately RMB1.203) (2014: HK$1.540 (equivalent to approximately RMB1.222)) per share	25,629	24,880
Ordinary final dividend proposed after the balance sheet date of HK$1.196 (equivalent to approximately RMB1.002) (2014: HK$1.380 (equivalent to approximately RMB1.089)) per share	20,516	22,290

	46,145	47,170

The proposed ordinary final dividend which is declared in Hong Kong dollar is translated into RMB at the rate HK$1 = RMB0.83778, being the rate announced by the State Administration of Foreign Exchange in the PRC on 31 December 2015. As the ordinary final dividend is declared after the balance sheet date, such dividend is not recognized as liability as at 31 December 2015.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

10	Accounts receivable

Aging analysis of accounts receivable, net of allowance for impairment loss of doubtful accounts is as follows:

	As at	As at
	31 December	31 December
	2015	2014
		As restated
	Million	Million
Within 30 days	10,343	10,007
31–60 days	2,082	2,247
61–90 days	1,457	1,244
Over 90 days	3,861	3,217

	17,743	16,715

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Accounts receivable from the provision of telecommunications services to customers are mainly due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable over 90 days is mainly due to receivables arising from other telecommunications operators and certain corporate customers that are within credit term.

Accounts receivable are expected to be recovered within one year.

11	Accounts payable

Accounts payable primarily include payables for network expansion projects expenditure, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at	As at
	31 December	31 December
	2015	2014
		As restated
	Million	Million
Due within 1 month or on demand	205,724	194,006
Due after 1 month but within 3 months	17,002	14,071
Due after 3 months but within 6 months	8,980	6,897
Due after 6 months but within 9 months	3,488	3,808
Due after 9 months but within 12 months	8,385	8,795

	243,579	227,577

All of the accounts payable are expected to be settled within one year or are repayable on demand.

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the audited financial statements for the year ended 31 December 2015.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the financial year ended 31 December 2015, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non- executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year ended 31 December 2015.

ANNUAL GENERAL MEETING

The 2016 annual general meeting of the Company (the “2016 AGM”) will be held in the Conference Room, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Thursday, 26 May 2016 at 10:00 a.m.. The notice of the 2016 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Listing Rules.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed during the following periods:

i.	from Friday, 20 May 2016 to Thursday, 26 May 2016 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2016 AGM. In order to be eligible to attend and vote at the 2016 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 19 May 2016; and

ii.	from Monday, 6 June 2016 to Wednesday, 8 June 2016 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2015 final dividend (the “2015 Final Dividend”). In order to qualify for the 2015 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 3 June 2016.

Subject to the approval by shareholders at the 2016 AGM, the 2015 Final Dividend will be paid on or about 24 June 2016 to those shareholders on the register of members on 8 June 2016 (the “Record Date”).

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2015 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2015 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2015 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2015 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 3 June 2016.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

PUBLICATION OF ANNUAL REPORT ON THE INTERNET WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

The annual report for the year ended 31 December 2015 will be published on the HKExnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk in due course.

The consolidated financial information set out above does not constitute the Company’s statutory financial statements for the year ended 31 December 2015 but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2015, which contain an unqualified auditor’s report, will be delivered to the Registrar of Companies as well as made available on the Company’s website at http://www.chinamobileltd.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. These risks, uncertainties and other factors include statements relating to: the Company’s business objectives and strategies; its operations and prospects; its network expansion and capital expenditure plans; the expected impact of any acquisitions or other strategic transactions; its provision of services, including 4G services and services based on technological evolution, and its ability to attract customers to these services; the planned development of future generations of mobile technologies and other technologies and related applications; the anticipated evolution of the industry chain of 4G and future generations of mobile technologies, including future development in, and availability of, terminals that support the Company’s provision of services based on 4G and future generations of mobile technologies; the expected benefit from the Company’s investment in and the lease arrangements with China Tower; the expected benefit from its acquisition and planned integration of TieTong; the expected impact of the implementation in the PRC of value-added tax on the Company’s business, financial condition and results of operations; the expected impact of tariff changes on its business, financial condition and results of operations; the expected impact of new service offerings on its business, financial condition and results of operations; and future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE LIMITED (Incorporated in Hong Kong with limited liability under the Companies Ordinance) (Stock Code: 941)

CLOSURE OF REGISTER OF MEMBERS

AND ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR

NON-RESIDENT ENTERPRISES IN RESPECT OF THE PROPOSED 2015

FINAL DIVIDEND

Reference is made to the 2015 annual results announcement of China Mobile Limited (the “Company”) published on 17 March 2016. The board of directors of the Company (the “Board”) proposed to pay a final dividend of HK$1.196 per share for the financial year ended 31 December 2015 (the “2015 Final Dividend”). The 2015 Final Dividend is subject to shareholders’ approval at the annual general meeting of the Company to be held on Thursday, 26 May 2016 (the “2016 AGM”). The notice of the 2016 AGM, the accompanying circular and the proxy form will be despatched to shareholders in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed during the following periods:

i.	from Friday, 20 May 2016 to Thursday, 26 May 2016 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to attend and vote at the 2016 AGM. In order to be eligible to attend and vote at the 2016 AGM, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, 19 May 2016; and

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ii.	from Monday, 6 June 2016 to Wednesday, 8 June 2016 (both days inclusive) for the purpose of ascertaining shareholders’ entitlement to the 2015 Final Dividend. In order to qualify for the 2015 Final Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 3 June 2016.

Subject to the approval by shareholders at the 2016 AGM, the 2015 Final Dividend will be paid on or about 24 June 2016 to those shareholders on the register of members on 8 June 2016 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax For Non-Resident Enterprise in Respect of the 2015 Final Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2015 Final Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2015 Final Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2015 Final Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the Shanghai-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2015 Final Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled at or before 4:30 p.m. on Friday, 3 June 2016.

B-2

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 17 March 2016

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Shang Bing, Mr. Li Yue, Mr. Xue Taohai, Mr. Sha Yuejia and Mr. Liu Aili as executive directors and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing, Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu as independent non-executive directors.

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